Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements (Form S-3 Nos. 333-102351, 333-112220, 333-109872,333-109873 and 333-127521) of Dendreon Corporation and in the related Prospectuses and to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-39634, 333-107551, 333-85032) pertaining to the 2000 Equity Incentive Plan, the 2000 Employee Stock Purchase Plan and the 2002 Broad Based Equity Incentive Plan of our reports dated March 12, 2007 with respect to the consolidated financial statements of Dendreon Corporation, Dendreon Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Dendreon Corporation, included in the Annual Report (Form 10-K) for the year ended December 31, 2006.
/s/ ERNST & YOUNG LLP
Seattle, Washington
March 12, 2007